                                                     Filed by Viant Corporation
                                  pursuant to Rule 425 under the Securities Act
                                           of 1933 and deemed filed pursuant to
                          Rule 14a-12 under the Securities Exchange Act of 1934
                                             Subject Company: Viant Corporation
                                                  Commission File No. 333-90800

On September 9, 2002, Viant Corporation prepared and delivered the following document to inform holders of Viant stock options as to the acceleration of such options and the planned termination of the Viant 1996 and 1999 stock option plans pursuant to the pending merger between Viant, divine, inc. and a wholly-owned subsidiary of divine, inc.:



                                VIANT CORPORATION
                      NOTICE OF OPTION VESTING ACCELERATION
                                    UNDER THE
                       1996 STOCK PLAN AND 1999 STOCK PLAN

TO: HOLDERS OF OUTSTANDING OPTIONS TO PURCHASE SHARES OF VIANT CORPORATION COMMON STOCK UNDER EITHER THE VIANT CORPORATION 1996 STOCK PLAN OR 1999 STOCK PLAN

DATE:    SEPTEMBER 9, 2002

-------------------------------------------------------------------------------

THE MERGER. On April 5, 2002, Viant Corporation ("VIANT") entered into an Agreement and Plan of Merger and Reorganization, as subsequently amended, with divine, inc. ("DIVINE"), whereby DVC Acquisition Company, a wholly-owned subsidiary of divine, will merge with and into Viant, and Viant will become a wholly-owned subsidiary of divine (the "MERGER").

TREATMENT OF OPTIONS IN THE MERGER. In connection with the Merger, no Viant stock options issued under Viant's 1996 or 1999 Stock Plan (each a "PLAN" and, collectively, the "PLANS") will be assumed or substituted by divine. Instead, all outstanding options granted under the Plans will accelerate and become fully vested and exercisable, whether or not currently exercisable, prior to the closing of the Merger.

PERIOD OF EXERCISABILITY. Each Plan provides that you will have a period of fifteen (15) days from and including the date of this Notice to exercise your fully vested options. If you fail to exercise your options within this 15-day period, all of your outstanding options will terminate along with the Plans on September 23, 2002. If you do elect to exercise your options, in whole or in part, during this 15-day period, you must fully complete and deliver for each option grant:

         o        the exercise form attached to this Notice, and

         o        the aggregate exercise price (see below)

The above items must be received by Equiserve, via facsimile, (see contact information below) no later than 5:00 p.m., E.D.T. on September 23, 2002 (the "DEADLINE"). If your completed paperwork is not received, via facsimile or otherwise, by the Deadline, your options will terminate in accordance with the terms of the Plans and you will not be entitled to receive anything in connection with the Merger.

                                    EQUISERVE
                             ATTN: CUSTOMER SERVICE
                           FAX NUMBER: (201) 222-4737
                        TELEPHONE NUMBER: (888) 756-3524
                                  PO BOX 43084
                            PROVIDENCE, RI 02940-3084


The period during which you may exercise your options will end three (3) days prior to the anticipated closing date of the Merger, which is expected to be September 27, 2002. If following the exercise of your options the Merger does not close, you will remain a Viant stockholder.

PRIOR TO EXERCISING YOUR OPTIONS, WE ENCOURAGE YOU TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS FILED BY DIVINE ON AUGUST 27, 2002 (THE "PROXY") WITH THE SECURITIES AND EXCHANGE COMMISSION. Please carefully read the Proxy in its entirety, particularly the "Risk Factors" section beginning on page 29, which discusses the potential risks involved in the merger, in the operation of the combined company and in owning divine class A common stock. You can find the Proxy at http://www.sec.gov or we can provide you one upon your request (please contact Kate Botts (617.531.3706 or kbotts@viant.com) for copies of the Proxy).

PAYMENT IN CONNECTION WITH THE MERGER. In connection with the closing of the Merger, each outstanding share of Viant common stock will be converted into the right to receive:

         o between .05823 and .08151 of a share of divine class A common stock, based upon an estimated 49,770,831 shares to be outstanding at the closing of the merger, which number may increase, and which then would result in a decrease in the fractional share of divine class A common stock that you would receive; and

         o a pro-rata portion of Viant's cash distribution of at least $72.5 million.

EXERCISE ALTERNATIVES. The Plans provide for alternatives in the payment of the aggregate exercise price for your option grant (THE EXAMPLES THAT FOLLOW ARE FOR ILLUSTRATIVE PURPOSES ONLY):

         A. CASH/OTHER VALUE EXERCISE. If you select the cash/other value exercise alternative, you must deliver either a (i) check payable for your aggregate exercise price or (ii) Viant stock certificate that has a value, as of the date of exercise, equal to or greater than the aggregate exercise price with your exercise notice.

                           EXAMPLE.

                           Assuming that:

                                    o        the fraction of a share of divine
                                             class A common stock to be received
                                             at closing is .05823

                                    o        the market price of divine class A
                                             common stock as of the closing of
                                             the Merger is $2.90, and

                                    o        the cash distribution is equal to
                                             $1.46 per share.

                  If you hold an option for 1,000 shares of Viant common stock with a per share exercise price of $1.00, upon exercise of the option you would need to deliver consideration (a check or a Viant stock certificate) with a value of $1,000.00 with your exercise notice. The merger consideration you would receive for these 1,000 shares of Viant common stock would be approximately: (1000*.05823) shares of divine class A common stock (58 shares, having an aggregate market value of $168.20) and (1000*$1.46) in cash ($1,460, before taxes, fees, etc. but excluding any payment for fractional shares by divine).

         B. CASHLESS EXERCISE. If you select the cashless exercise alternative, you would have Equiserve sell, in the open market at current market prices on the date of exercise, enough shares of Viant common stock from your option to pay your aggregate exercise price. You are responsible for paying Equiserve's fee of $0.07 per share, with a $49.00 minimum fee, for selling these shares. Equiserve would deliver the proceeds from the sale to Viant as payment in full, and you would receive the balance of the shares.


                           EXAMPLE.

                           Assuming that:

                                    o        the fraction of a share of divine
                                             class A common stock to be received
                                             at closing is .05823

                                    o        the market price of divine class A
                                             common stock as of the closing of
                                             the Merger is $2.90,

                                    o        the cash distribution is equal to
                                             $1.46 per share, and

                                    o        the market value of Viant common
                                             stock equals $1.62.

                           If you hold an option for 1,000 shares of Viant common stock with a per share exercise price of $1.00, upon exercise of the option your broker would sell 618 shares and deliver the proceeds from the sale to Viant as payment for the aggregate exercise price of $1,000.00 (618*1.62 = $1,001.16). The remaining 382 shares of Viant common stock would be yours. The merger consideration you would receive for these 382 shares of Viant common stock would be approximately: (382*.05823) shares of divine class A common stock (22 shares, having an aggregate market value of $63.80) and (382*$1.46) in cash ($557.72, before taxes, fees, etc. but excluding any payment for fractional shares by divine).

         PLEASE NOTE THAT ALTERNATIVE (B) IS NOT AVAILABLE TO EXECUTIVE OFFICERS OR DIRECTORS OF VIANT DUE TO THE SARBANES-OXLEY ACT OF 2002.


         C. NET EXERCISE. If you select the net exercise alternative, Viant would retain that number of shares of Viant common stock from the option you are exercising with a value equal to the aggregate exercise price of your option. THE VALUE OF THE SHARES RETAINED BY VIANT IS BASED UPON THE CLOSING PRICE OF VIANT COMMON STOCK AS OF THE DAY IMMEDIATELY PRIOR TO THE DATE THAT YOU EXERCISE YOUR OPTION. As in the cashless exercise example, you would receive the balance of the shares.

                           EXAMPLE.

                           Assuming that:

                                    o        the fraction of a share of divine
                                             class A common stock to be received
                                             at closing is .05823

                                    o        the market price of divine class A
                                             common stock as of the closing of
                                             the Merger is $2.90,

                                    o        the cash distribution is equal to
                                             $1.46 per share, and

                                    o        the closing market price of Viant
                                             common stock on the day prior to
                                             the exercise of your options equals
                                             $1.62.

                           If you hold an option for 1,000 shares of Viant common stock with a per share exercise price of $1.00, upon exercise of the option Viant would retain 618 shares as payment of the aggregate exercise price of $1,000.00 (618*1.62 = $1,001.16). The remaining
                           382 shares of Viant common stock would be yours. The merger consideration you would receive for these 382 shares of Viant common stock would be approximately:
                           (382*.05823) shares of divine class A common stock (22 shares, having an aggregate market value of $63.80) and (382*$1.46) in cash ($557.72, before taxes, fees, etc. but excluding any payment for fractional shares by divine).

FRACTIONAL SHARES OF VIANT COMMON STOCK. If your option exercise would result in the potential issuance of a fractional share of Viant common stock, your total shares to be received will be rounded down to the nearest whole share.

TAX CONSEQUENCES. A brief summary of the federal tax consequences of the foregoing alternatives is described below.

CASH DISTRIBUTION. The cash distribution should be treated as a non-taxable return of capital that will reduce your adjusted tax basis in your shares of Viant common stock. You will recognize gain on any cash distribution in excess of your adjusted tax basis. The gain will be long-term capital gain if you have held your shares of Viant common stock for more than one year at the time the cash distribution is made, or else it will be treated as short-term capital gain.

A. CASH/OTHER VALUE EXERCISE AND CASHLESS EXERCISE

EXERCISE OF VIANT INCENTIVE STOCK OPTIONS AND RECEIPT OF DIVINE SHARES. The exercise of your Viant Incentive Stock Option and the receipt of divine shares following the exercise of a Viant incentive stock option should not result in your recognizing taxable income. However, exercising your Viant incentive stock option may subject you to the alternative minimum tax under Section 55 of the Internal Revenue Code of 1986, as amended. Upon the issuance of divine shares to you following the exercise of your incentive stock option, and if no disqualifying disposition of the shares is made by you (must hold the shares two years from grant of the Viant incentive stock option and one year from the date you exercise your Viant incentive stock option), then upon the sale of such shares, any amount realized by you in excess of the option exercise price will be treated as a long-term capital gain, and any loss sustained will be a long-term capital loss.

IF YOU DISPOSE OF THE DIVINE SHARES YOU RECEIVE IN CONNECTION WITH THE EXERCISE OF YOUR VIANT INCENTIVE STOCK OPTION BEFORE THE EXPIRATION OF EITHER OF THE HOLDING PERIODS DESCRIBED ABOVE, GENERALLY, YOU WILL RECOGNIZE ORDINARY INCOME IN THE YEAR OF DISPOSITION IN AN AMOUNT EQUAL TO THE EXCESS (IF ANY) OF THE FAIR MARKET VALUE OF THE SHARES AT EXERCISE (OR, IF LESS, THE AMOUNT REALIZED ON

THE DISPOSITION OF THE SHARES) OVER THE OPTION EXERCISE PRICE PAID FOR SUCH SHARES. THE ORDINARY INCOME WILL NOT BE SUBJECT TO WITHHOLDING OR EMPLOYMENT TAXES.

EXERCISE OF VIANT NONSTATUTORY STOCK OPTIONS. Generally, upon exercise of a nonstatutory stock option, ordinary income is recognized by you in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise. Upon disposition of the shares (i.e., sale) by you, any gain or loss is treated as capital gain or loss. If you were an employee at the time of grant, any income recognized upon exercise of a nonstatutory stock option will constitute wages for which withholding will be required.

B. NET EXERCISE

EXERCISE OF VIANT INCENTIVE STOCK OPTIONS AND RECEIPT OF DIVINE SHARES. The exercise of your Viant Incentive Stock Option and the receipt of divine shares following the exercise of a Viant incentive stock option should not result in your recognizing taxable income. However, exercising your Viant incentive stock option may subject you to the alternative minimum tax under Section 55 of the Internal Revenue Code of 1986, as amended. Upon the issuance of divine shares to you pursuant to the exercise of your incentive stock option, and if no disqualifying disposition of the shares is made by you (must hold the shares two years from grant of the Viant incentive stock option and one year from the date you exercise your Viant incentive stock option), then upon the sale of such shares, any amount realized by you in excess of the option exercise price will be treated as a long-term capital gain and any loss sustained will be a long-term capital loss.

IF YOU DISPOSE OF THE DIVINE SHARES YOU RECEIVE IN CONNECTION WITH THE EXERCISE OF YOUR VIANT INCENTIVE STOCK OPTION BEFORE THE EXPIRATION OF EITHER OF THE HOLDING PERIODS DESCRIBED ABOVE, GENERALLY, YOU WILL RECOGNIZE ORDINARY INCOME IN THE YEAR OF DISPOSITION IN AN AMOUNT EQUAL TO THE EXCESS (IF ANY) OF THE FAIR MARKET VALUE OF THE SHARES AT EXERCISE (OR, IF LESS, THE AMOUNT REALIZED ON THE DISPOSITION OF THE SHARES) OVER THE OPTION EXERCISE PRICE PAID FOR SUCH SHARES.

EXERCISE OF VIANT NONSTATUTORY STOCK OPTIONS. Generally, upon exercise of a nonstatutory stock option, ordinary income is recognized by you in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise. Upon disposition of the shares (i.e., sale) by you, any gain or loss is treated as capital gain or loss. If you were an employee at the time of grant, any income recognized upon exercise of a nonstatutory stock option will constitute wages for which withholding will be required.

PLEASE NOTE THAT THIS IS ONLY A SUMMARY OF SOME OF THE GENERAL FEDERAL INCOME TAX CONSEQUENCES THAT MAY OCCUR UPON EXERCISE OF YOUR OPTIONS IN CONNECTION WITH THE MERGER. AS WITH ANY INVESTMENT DECISION, YOU ARE URGED TO CONSULT YOUR OWN LEGAL AND TAX ADVISORS REGARDING YOUR DECISION TO EXERCISE YOUR OPTIONS.

PLEASE REMEMBER:

         o YOU MUST SUBMIT A SEPARATE EXERCISE NOTICE FOR EACH OPTION GRANT THAT YOU HOLD, (PHOTOCOPY ADDITIONAL COPIES OF EXHIBIT A AS NECESSARY).

         o IF YOU NEED INFORMATION AS TO WHAT YOU HOLD, PLEASE CONTACT EQUISERVE CUSTOMER SERVICE, 888-756-3524, AND ASK FOR AN "OPTIONEE STATEMENT."

         o ALL OPTION PAPERWORK MUST BE RECEIVED NO LATER THAN 5:00 PM EDT ON SEPTEMBER 23, 2002, OR YOUR OPTIONS WILL TERMINATE IN ACCORDANCE WITH THE TERMS OF THE PLANS.

                                    EXHIBIT A

                    NOTICE OF EXERCISE & SALE OF SHARES FORM



(ISSUE ID 5276)
                                VIANT CORPORATION
                    NOTICE OF EXERCISE & SALE OF SHARES FORM
                    ----------------------------------------

TO: EQUISERVE      FAX NUMBER: (201) 222-4737   TELEPHONE NUMBER: (888) 756-3524

PRINT:
     NAME:                         SOCIAL SECURITY/ID NUMBER:
           -----------------------                            ------------------

     DAYTIME #:                EVENING #:                    FAX #:
                --------------            ---------------          -------------

--------------------------------------------------------------------------------
   PROCEEDS OR SHARES WILL BE MAILED TO THE ADDRESS ON YOUR COMPANY'S PAYROLL SYSTEM UNLESS AN ALTERNATE ADDRESS IS PROVIDED HERE. IF A PERMANENT ADDRESS
      CHANGE IS REQUIRED, PLEASE SUBMIT A WRITTEN REQUEST TO YOUR COMPANY.
                          PRINT CLEARLY. USE BLACK INK.
--------------------------------------------------------------------------------

    ADDRESS LINE 1:                              EMAIL ADDRESS:
                    ----------------------------               -----------------

    ADDRESS LINE 2:
                    ----------------------------

    CITY:                       STATE:          ZIP:           COUNTRY:
          ---------------------       --------      ----------         ---------

A.  OPTION EXERCISE

--------------------------------------------------------------------------------
    ENTER EXERCISE INFORMATION IN THE LINE BELOW THEN SELECT TYPE. USE BLACK
                       INK. WRITE CLEARLY - SEE EXAMPLE.
--------------------------------------------------------------------------------

GRANT DATE                 NQ OR
 M   M  / D   D  /  Y   Y   ISO               EXERCISE PRICE                     # SHARES       =          OPTION COST
--------------------------------------------------------------------------------------------------------------------------
 0   3  / 2   4  / 7   8    NQ      1  2    3  7   5  0     X      / 1   0  0   0            1   2   0
--------------------------------------------------------------------------------------------------------------------------

        /        /                          /               X      /                      /                /
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   CASHLESS EXERCISE: SELECT ONE FROM THE UNSHADED AREA. IF A LIMIT ORDER IS SELECTED FOR YOUR EXERCISE, PLEASE NOTE THAT CHANGES OR CANCELLATIONS MUST BE SUBMITTED IN WRITING ON A LIMIT ORDER CHANGE/CANCELLATION FORM AVAILABLE FROM
  YOUR COMPANY. IF NOT FILLED, LIMIT ORDERS ARE AUTOMATICALLY CANCELLED DURING
         COMPANY OR MARKET ORDERED BLACK OUT PERIODS OR AFTER 60 DAYS.
--------------------------------------------------------------------------------

_____CASHLESS EXERCISE - Sell all shares at the market price, deduct the total option cost, any applicable taxes and fees, send my proceeds as described in Section B.

_____LIMIT ORDER - Sell ALL shares at a price of not less than $________________ per share, deduct the total option cost, any applicable taxes and fees, and send my proceeds as described in Section B.

_____SELL ENOUGH SHARES TO COVER the total option costs and any applicable taxes and fees with a limit price of not less than $_____________ (required) per share. Send my shares as described in Section C.

_____NET EXERCISE - Deliver enough shares to the company to cover the total option cost and any applicable taxes, with the value of the shares delivered to the company based upon the shares' closing price on the last trading day before the exercise date. Send my remaining shares as described in Section C.

--------------------------------------------------------------------------------
 SHARE EXERCISES: SELECT EXERCISE TYPE FROM THE UNSHADED AREA BY INITIALING IN
                               THE SPACE PROVIDED.
--------------------------------------------------------------------------------

_____CASH EXERCISE - Enclosed is my | | check wire (date of wire:______________) in the amount of the total option cost. An EquiServe representative will contact me regarding the amount of taxes due, if applicable. Upon receipt of total monies due, EquiServe will deliver my shares to me as specified in Section C.

_____STOCK SWAP - Please accept the enclosed certificate in the amount of
     _____________ shares, as tender for payment of the total option costs
     (and taxes, if applicable). Please distribute shares as described in
     Section C.   I will contact EquiServe if I wish to use an attestation form.

_____BROKERED EXERCISE - My shares have ALREADY been sold through ______________
     (Broker Name). Once you are in receipt of the total option costs from my
     broker, please contact the broker to request taxes at (   ) _______________
     Contact name:____________________. Brokered exercises are processed as Cash exercises by Equiserve. Send my shares as described in Section C, Option 2. A $250.00 charge will be applied to this type exercise.

B. PAYMENT OF PROCEEDS A CHECK WILL BE ISSUED IN US DOLLARS UNLESS NOTED OTHERWISE. SELECT ONLY ONE BY INITIALING YOUR CHOICE.

     _________ Send a draft to me in the following currency _______________.
               (PLEASE NOTE THAT THERE IS A $15.00 CHARGE FOR A DRAFT.)

     _________ Wire to my account as follows (PLEASE NOTE THAT THERE IS $15.00
               FEE FOR A DOMESTIC AND A $25.00 FEE FOR INTERNATIONAL WIRE TRANSFERS.)

     Currency                      (proceeds will be paid in U.S. Dollars if not
              --------------------  specified)

     Bank Name:                     Bank City/State/Country:
               -------------------                           -------------------
               (branch location)
                                 ----------------------

     Bank Transit Routing #(9-digit
     ABA# or sort code):                      Bank Phone Number:
                        ----------------------                  ----------------

     Account #:                          Account Name
              --------------------------             ---------------------------

C. DISTRIBUTION OF SHARES NOT SOLD (CERTIFICATES WILL BE MAILED TO THE ADDRESS OF RECORD OR THE ALTERNATE ADDRESS, IF ONE HAS BEEN PROVIDED, OR YOU MAY CHANGE THIS BY SELECTING ONE OF THE FOLLOWING. PLEASE INITIAL YOUR SELECTION IN THE SPACE PROVIDED.)

_____Please deposit the shares directly into my company's Dividend Reinvestment
     Plan. My account number is: _____________________. If I do not have an account, please open one for me in my name and enroll my shares for full reinvestment.

_____Please send the shares to my brokerage account: Broker Name:_______________
     Direct contact name(required)_______________________ Broker telephone # (direct #, no 800#):_____________________ Account name:____________________
     Account #: ______________________

D. EXERCISE AUTHORIZATION/SUBSTITUTE W8 OR W9 CERTIFICATION - YOU MUST READ THE FOLLOWING AND SIGN BELOW WHERE INDICATED. I have read the plan materials and I am in acceptance of plan terms and conditions. I confirm that I am exercising these options according to the plan guidelines and authorize you to proceed as I have indicated above.

     Under penalties of perjury, I certify that: (1) the number shown on this form is my correct taxpayer identification number; and (2) I am not subject to withholding either because: (a) I am exempt from backup withholding, or
     (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) any other information provided on this form is true and correct.

     OR  IF YOU ARE NOT A U.S. RESIDENT PLEASE CHECK HERE _____
     COUNTRY OF RESIDENCE:_______________________________________

SIGNATURE:                                       DATE:
          -----------------------------------         --------------------------

ADDITIONAL INFORMATION: DIVINE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT HAS MAILED A PROXY STATEMENT/PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. You may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to Dwayne Nesmith at (617) 531-3700 or via e-mail at dnesmith@viant.com.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on August 27, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this document that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or become insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.